Exhibit 99.1

Cellect Announces

Breakthrough Clinical Results

First Group of Patients in Clinical Trial with Cellect’s ApoGraft Stem Cell Transplant Follow up Results

100% Acceptance and Zero Related Adverse Events

Dr. Shai Yarkoni, Cellect CEO commented:

“These interim results further support that we are closer than ever to a world where stem cells are used to replace sick organs and damaged tissues.”

Cellect’s technology, ApoGraft™, aims to become a game changer in stem cell use for regenerative medicine

Tel Aviv, Israel – January 4, 2018 – Cellect Biotechnology Ltd. (Nasdaq: APOP), a developer of a novel stem cell selection technology, announced that it has successfully completed transplantation of the first group of three patients using Cellect’s ApoGraft™ technology in the Company’s Phase I/II clinical trial and that after one month follow-up, all three patients have demonstrated complete acceptance of the stem cell transplant with no adverse events related to the study treatment, as determined by the clinical investigator, and no reported serious adverse events or suspected unexpected serious adverse reactions.

The Phase I/II, dose escalating, 4-cohort, open label clinical trial of up to twelve patients is designed to evaluate the safety, tolerability and efficacy of functionally selected donor derived mobilized peripheral blood cells that underwent the Company’s ApoGraft™ process and were transplanted into patients with hematological malignancies in an allogeneic hematopoietic stem cell transplantation. The primary endpoint of the study is overall incidence, frequency and severity of adverse events potentially related to Apograft™ at 180 days from transplantation. The Company plans on recruiting a further three patients for the second cohort of patients following review of the independent data and safety monitoring board.

The Company believes that these interim results of ApoGraft present the first signs of a breakthrough in stem cell transplantation. The product is transplantable within less than 12 hours from donation through a simple process performed on the bedside after selective physiological elimination of immune reaction-causing cells. The ApoGraft transplantation is intended to result in complete recovery of the patient’s immune system with no related safety concerns in contrast to the significant morbidity or even death causing standard medical procedure.

Dr. Shai Yarkoni, Cellect’s CEO said, “Our ApoGraft™ technology shows consistently successful results in the use of stem cell transplants for treating patients suffering from life-threatening conditions. We see our position strengthened with each patient treated. We aim for stem cell based regenerative medicine to become a safe and affordable treatment for most of mankind’s diseases.”

Stem cells are the building blocks and raw material of 21st century regenerative medicine enabling a world where damaged tissues and organs may be replaced and regenerated rather than fixed with drugs, radiation and surgery. However, up to 50 percent of stem cell transplant procedures, such as bone marrow transplants and others, result in life-threatening rejection disease and other immune responses such as Graft-versus-Host-Disease (GvHD). Cellect’s ApoGraft™ technology aims to turn stem cell transplantations into a simple and safe, yet cost effective procedure by reducing the associated severe side effects, such as rejection and many other risks.

About GvHD

Despite improved prophylactic regimens, acute GvHD disease still occurs in an estimated 25% to 50% of recipients of allogeneic stem cell transplantation. The incidence of acute or chronic GvHD in these patients is increasing due to the increased number of allogeneic transplantations survivors, older recipient age, use of alternative donor grafts and use of peripheral blood as the source of stem cells. GvHD accounts for an estimated 15% of deaths and is considered the leading cause of non-relapse mortality after allogeneic bone marrow transplantation.

About Cellect Biotechnology Ltd.

Cellect Biotechnology (NASDAQ: APOP) has developed a breakthrough technology for the selection of stem cells from any given tissue that aims to improve a variety of stem cell-based therapies.

The Company’s technology is expected to provide research, hospitals and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The current clinical trial is aimed at bone marrow transplantations in cancer treatment.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss Cellect’s aim at making its ApoGraft™ technology a game changer in stem cell transplantations, Cellect’s intent regarding the effects of the Apograft™ transplantation, Cellect’s expectations regarding the implications of the results reported in this press release, and Cellect’s aims and expectations regarding the future of its Apograft™ technology and stem cell based regenerative medicine. These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from procedures, scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. and in the Company’s period filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+ 972-9-974-1444